EXHIBIT A

Monday
June 19, 1995


	       FIRST UNION AND FIRST FIDELITY ANNOUNCE GROUNDBREAKING MERGER THAT WILL CREATE THE EAST COAST BANKING LEADER; FIRST UNION RELEASES EARNINGS ESTIMATES FOR 1995-1996 AND INCREASES DIVIDEND

	       Charlotte, N.C. and Newark, N.J./Philadelphia, Pa. -- First Union Corporation (NYSE:FTU) and First Fidelity Bancorporation (NYSE:FFB) have signed a definitive merger agreement that would create the nation's sixth-largest bank holding company based on total assets of $123.7 billion. The groundbreaking merger will create the East Coast banking leader serving
10.5 million customers through 2,000 offices in 13 states.

	       First Union has agreed to exchange 1.35 shares of its common stock for each share of First Fidelity common stock. Based on First Union's closing stock price of $47.625 on June 16, 1995, the transaction would be valued at approximately $5.4 billion and represent an exchange value of $64.29 for each share of First Fidelity common stock. The purchase price would be
1.92 times First Fidelity's March 31, 1995 book value.

	       The merger, which will be accounted for as a pooling, is expected to be consummated by Dec. 31, 1995, pending First Union and First Fidelity shareholder approval, regulatory approval and other customary conditions of closing. The merger is also expected to be a tax-free reorganization for federal income tax purposes.

	       Prior to consummation, the companies plan to repurchase up to
5.5 million First Fidelity shares or 7.4 million First Union shares, or some combination of the two. Approximately 105 million shares of First Union common stock are expected to be issued in the transaction.

	       Following consummation of the merger, First Union expects to exceed the 1996 analyst consensus estimate of $6.17 per share for First Union on a stand-alone basis, with estimated earnings for the combined company in 1996 of $6.31 per share. The earnings estimate assumes several factors, including the expected financial benefits as the combined company leverages the delivery of First Union's broader product line in the new markets and achieves expected operating efficiencies.

	       First Union estimates the combined company will earn $5.29 per share for 1995, excluding an aggregate after-tax restructuring charge of $140 million, or 50 cents per share, to cover merger-related expenses.

	       First Union also issued an earnings estimate for the current quarter ending June 30, 1995, of $1.40 to $1.45 per share for First Union on a stand-alone basis, which would bring First Union's 6-month earnings to between $2.72 and $2.77 per share.

	       As with any earnings estimates, there are factors beyond the company's control that could influence the actual results for 1995-1996, such as changes in economic conditions. As a result, the actual results could differ materially from these estimates.

	       Based upon First Union's earnings momentum, the First Union board of directors has approved the 18th consecutive annual increase in the cash dividend on First Union's common stock. The quarterly dividend will increase 13 percent, from 46 to 52 cents per share. On an annualized basis, the dividend rate will increase from $1.84 to $2.08. The common stock dividend is payable Sept. 15, 1995 to holders of record as of Aug. 31, 1995.

	       First Union Chairman and Chief Executive Officer Edward E. Crutchfield and First Fidelity Chairman and Chief Executive Officer Tony Terracciano explained that the merger will combine two dynamic organizations with common visions and strategy, and highly compatible management.

	       "Tony Terracciano's decision to combine with us is the highest compliment ever paid to our company," Crutchfield said. "His talent, vision and track record are superior in the banking industry."

	       "This is the right merger for both our companies at the right time," said Terracciano. "By combining our market strengths and managerial talents, we can take full advantage of technological developments, consolidation opportunities and a changing financial services landscape to produce superior shareholder return both now, and into the next century."

	       Crutchfield announced that Terracciano will join him and First Union's John R. Georgius in a new "Office of the Chairman" for the combined company. Crutchfield will serve as chairman and chief executive officer, Terracciano will serve as president, and Georgius will become vice chairman.

	       "With this merger, we will create the critical mass and business volume needed to thrive as we compete head-on with non-banking companies in the aggressive sale of card products, retail investment products and capital markets services," said Georgius. "Our size and volume will allow us to spread the cost of advanced delivery systems over a larger base, keep unit costs low and increase our speed and flexibility."

	       The two companies already serve a region that includes four of the five highest personal income areas in the country, with 35 percent of the U.S. population. The market served by First Fidelity includes the greatest concentration of middle-market companies in the nation.

	       Following the merger, fee income is expected to grow through the sale of a diverse mix of investment products and financial services to business customers and retail bank consumers in First Fidelity's markets. First Union has developed an extensive offering of financial planning and investment services for consumers, including a proprietary family of mutual funds and annuity products, and has led the banking industry in training and developing its own in-house investment sales force.

	       First Union formed a Capital Markets Group in 1994 to provide competitive investment banking services, including loan syndications, private placements, asset securitizations, and risk management products to middle-market companies and large corporations. First Union is among a select group of banks that have received approval from the Federal Reserve Board to underwrite corporate debt and equities.

	       In addition to growing revenues, First Union estimate expenses savings of up to 5 percent from the combined operations, which reflects the expected consolidation of staff positions and the leveraging of technology expenses across a broader base. The combined company will operate under the First Union name.

	       Banco Santander, the leading bank in Spain, owns approximately 30 percent, or approximately 23.5 million shares of First Fidelity common stock, and has agreed to vote the shares it holds in favor of the merger. Following the merger, Banco Santander would hold approximately 11.4 percent of First Union's outstanding shares. In connection with the merger, six First Fidelity corporate directors, including Tony Terracciano and a representative of Banco Santander, are expected to join First Union's corporate board.

	       Emilio Botin, Chairman and CEO of Banco Santander said, "We are very pleased to become a major shareholder in the preeminent financial institution that will result from the merger of First Union and First Fidelity. We look forward to a fruitful investment in the new First Union under the leadership of Ed Crutchfield."

	       In connection with the execution of the merger agreement, First Fidelity granted First Union an option to purchase, under certain circumstances, up to 19.9 percent of First Fidelity's outstanding shares of common stock. First Union also granted First Fidelity an option to purchase, under certain circumstances, up to 19.9 percent of First Union's outstanding shares of common stock.

	       The merger agreement provides for each share of three series of First Fidelity preferred stock, one of which is convertible into First Fidelity common stock, to be exchanged for one share of a comparable series of First Union class A preferred stock containing substantially identical terms as the related First Fidelity series.

	       Newark, N.J./Philadelphia,Pa.-based First Fidelity Bancorporation is the nation's 25th-largest bank holding company, with assets of approximately $35.4 billion as of March 31, 1995. The company has the largest share of deposits in New Jersey, and the third-largest share of deposits in Westchester County, N.Y., Fairfield County, Conn., and the Philadelphia metropolitan area. First Fidelity has 685 offices in New Jersey, Pennsylvania, New York, Connecticut, Delaware and Maryland, with approximately 12,000 employees.

	       Charlotte, N.C.-based First Union Corporation is the nation's 9th-largest bank holding company, with assets of approximately $88.3 billion (including recently closed and pending acquisitions). First Union operates 1,287 full-service banking offices in North Carolina, South Carolina, Georgia, Florida, Tennessee, Virginia, Maryland and Washington, D.C. First Union has the largest share of deposits in North Carolina and the second-largest share of deposits in Florida. First Union has the first, second or third-largest share of deposits in Washington, D.C., Charlotte, Atlanta, Jacksonville, Tampa-St. Petersburg, Orlando, Miami and other key metropolitan areas in the South Atlantic. First Union has approximately 32,000 employees.

	       Media contacts area Marianna Sheridan of First Union at 704-383-3715 (office) and 704-333-6447 (home), and Paul Levine of First Fidelity at 201-565-2949 (office) and 610-525-7520 (home). Investor contacts are Leah Long of First Union at 704-374-4353, and Laura Shaible of First Fidelity at 201-565-3397.